ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange
On Wednesday 10 June 2009

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

10	June 2009

‘National Grid plc — Optional Scrip Dividend’

10 June 2009

National Grid plc (the Company)

Optional Scrip Dividend

Subject to shareholder approval at the 2009 Annual General Meeting, the proposed optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, will be available to shareholders on the Register on the record date for the 2008/09 final dividend. A timetable is provided below.

The scrip dividend reference share price for the 2008/09 final dividend, being the average closing mid-market price of an ordinary share for the 5 dealing days commencing with, and including, the ex-dividend date of 3rd June, is 555.5 pence.

For American Depositary Receipt (ADR) holders, the ADR reference share price (being the reference share price above translated for ADRs at the average US$ rate for 3rd – 9th June inclusive) is $45.5920.

Details of the scrip dividend will be available on the National Grid plc website at www.nationalgrid.com/investors on 16th June and will be sent to shareholders with the Annual General Meeting documents.

Timetable

Ordinary shares and ADRS trade ex-dividend	3 June 2009
Record date for 2008/09 final dividend	5 June 2009
AGM documents sent to shareholders	16 June 2009
Last date for receipt of scrip elections	22 July 2009
Annual General Meeting	27 July 2009
Dividend payment date	19 August 2009